Sean M. Leder
Leder Holdings, LLC
4755 Technology Way, Suite 203
Boca Raton, Florida 33431

January 27, 2016

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Ladies and Gentlemen:

The undersigned, Sean M. Leder, Chief Executive Officer of Leder Holdings, LLC (“Leder Holdings”), today filed a preliminary consent statement (accession number 0001140361-16-048854) via EDGAR with the Securities and Exchange Commission relating to the registrant PICO Holdings, Inc.

All correspondence relating to the consent statement should be directed to me, Sean M. Leder of Leder Holdings, telephone (561) 289-1377; e-mail: smleder@lederholdings.com.

Kramer Levin Naftalis & Frankel LLP (“KLNF”) is representing us as our counsel in this matter. Please copy Abbe Dienstag, Esq. of KLNF on all correspondence.  His contact information is: Abbe Dienstag, Esq., Telephone: (212) 715-9280; facsimile: (212) 715-8000; e‑mail: adienstag@kramerlevin.com.  KLNF’s postal address is 1177 Avenue of the Americas, New York, NY  10036.

We appreciate your attention to our filing and look forward to hearing from you.

Very truly yours,

/s/Sean M. Leder
Sean M. Leder